PSIVIDA LIMITED

ABN 78 009 232 026

NOTICE OF GENERAL MEETING,
EXPLANATORY MEMORANDUM
AND PROXY FORM

Date of Meeting:
Tuesday, 19 June 2007

Time of Meeting:
9:00 am

Place of Meeting:
Level 2, QV1 Building
250 St George’s Terrace
Perth, Western Australia
Australia

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the shareholders of pSivida Limited (pSivida or the Company) will be held at Level 2, QV1 Building, 250 St George’s Terrace, Perth, Western Australia on Tuesday, 19 June 2007 at 9:00am (Western Standard Time).

In accordance with Regulation 7.11.37 of the Corporations Act 2001, the directors have determined that, for the purpose of voting at the meeting, members are those persons who are the registered holders of Shares at 9:00am (Western Standard Time) on Sunday, 17 June 2007.

BUSINESS

1.	Resolution 1 - Ratification of Past Placement of Shares to Pfizer

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies the issue of a total of 22,483,748 fully paid ordinary shares in the Company at an issue price of A$0.2735 per share to Pfizer Inc on 4 April 2007.”

2.	Resolution 2 - Ratification of Past Issues of Warrants to Sandell

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue to Sandell Master Investments Ltd, on 15 May 2007, of:

(a)	warrants over 4,000,000 American Depositary Shares expiring on 15 May 2012 at an exercise price of US$1.57 each;
(b)	warrants over 1,000,000 American Depositary Shares expiring on 15 May 2012 at an exercise price of US$1.95 each; and
(c)	warrants over 2,341,347 American Depositary Shares expiring on 15 May 2012 at an exercise price of US$1.21 each.”

3.	Resolution 3 - Approval of Possible Placements of ADSs and Warrants

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue, within 3 months after the date of this meeting (or a longer period as may be approved by ASX), at the sole discretion of the Directors of the Company:

(a)
the issue of up to an aggregate of 15,000,000 American Depositary Shares in the Company, at an issue price being no lower than a 20% discount to the 5 day volume weighted average market price on NASDAQ of the Company's American Depositary Shares prior to their allotment; and

(b)
the issue to the subscribers for such American Depositary Shares of up to an aggregate of 7,500,000 unquoted warrants over American Depositary Shares in the Company expiring 5 years from the date of issue at an exercise price of no lower than a 20% discount to the 5 day volume weighted average market price on NASDAQ of the Company's American Depositary Shares prior to their allotment.”

NOTICE OF GENERAL MEETING

4.	Other Business

To consider any other business brought forward in accordance with the Company’s constitution or the law.

By order of the Board
Aaron Finlay
Company Secretary
17 May 2007

NOTICE OF GENERAL MEETING

Notes

The accompanying Explanatory Memorandum forms part of this Notice of General Meeting and should be read in conjunction with it. Terms defined in the Explanatory Memorandum have the same meaning where used in this Notice of General Meeting.

Voting exclusion statements

The Company will disregard any votes cast on the resolutions by the following persons:

Resolutions	Persons
1 Ratification of Past Placement of Shares to Pfizer 2 Ratification of Past Issues of Warrants to Sandell	Any person who participated in the issue and any associates of those persons.
3 Approval of Possible Placements of ADSs and Warrants
Any person who may participate in the proposed issue and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of those persons.

Unless:

•	the vote is cast as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or

•	the vote is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Use of Technology

It is proposed that, the Chief Executive Officer, Dr Paul Ashton, will attend the General Meeting in person with other directors in attendance using video conference technology where possible.

NOTICE OF GENERAL MEETING

1.	Introduction

This Explanatory Memorandum forms part of the Notice of General Meeting of pSivida Limited and has been prepared to provide the shareholders of pSivida Limited (pSivida or the Company) with information in connection with the General Meeting of the Company to be held at Level 2, QV1 Building, 250 St George’s Terrace, Perth, Western Australia at 9:00am (Western Standard Time) on 19 June 2007.

The purpose of this Explanatory Memorandum is to provide shareholders with information that the board of directors of the Company (Board) believes to be material to shareholders in deciding whether or not to approve the resolutions. At the General Meeting shareholders will be asked to consider resolutions approving:

1.	Ratification of past placement of Shares to Pfizer;
2.	Ratification of past issues of Warrants to Sandell; and
3.	Approval of possible placements of ADSs and Warrants.

The proposed capital raisings referred to at item 3 above (see Resolution 3 discussed below) may not occur. They have been put to shareholders for advance approval in order to maximise the Company's ability to progress any capital raising(s) considered by the Board to be in the Company's best interests. If this resolution is passed at the General Meeting, the Company should be able to complete capital raisings up to the amount specified in Resolution 3 without reducing the number of securities which the Company can issue in future under the 15% annual limit imposed by Listing Rule 7.1 and without further need to revert to shareholders for approval with the expense of convening further general meetings.

Each of the resolutions is an ordinary resolution requiring it to be passed by a simple majority of votes cast by shareholders entitled to vote on the resolution. Further information regarding each of these resolutions is set out below.

This Explanatory Memorandum is an important document, and should be read in its entirety by all shareholders.

2.	Resolution 1 - Ratification of Past Placement of Shares to Pfizer

On 4 April 2007, the Company advised ASX that it had signed an exclusive worldwide Collaborative Research and License Agreement (License Agreement) with Pfizer Inc (Pfizer) for pSivida’s controlled drug delivery technologies, including the Medidur™ technology, in ophthalmic applications.

On entering into the License Agreement on 3 April 2007, the Company issued to Pfizer a total of 22,483,748 Shares (Placement Shares) at an issue price of A$0.2735 per Share to raise US$5 million (A$6.1 million) before transaction costs (the Placement).

From their date of issue on 4 April 2007, the Placement Shares ranked equally in all respects with the Company’s then existing Ordinary Shares.

Resolution 1 seeks shareholder approval under Listing Rule 7.4 to ratify the Placement. The effect of such ratification will be that the Placement Shares will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by Listing Rule 7.1 (ie the 15% limit is “renewed” to the extent of the ratification).

The purpose of the Placement was to raise funds to be used to redeem the outstanding convertible note held by Sandell.

NOTICE OF GENERAL MEETING

The Directors of the Company believe resolution 1 is in the best interests of the Company and its shareholders and unanimously recommend that shareholders vote in favour of it.

3.	Resolution 2 - Ratification of Past Issues of Warrants

On 16 May 2007, In accordance with its announcement to ASX on that date, the Company redeemed in full the convertible note (Convertible Note) held by Castlerigg Master Investments Ltd trading as Sandell Asset Management (Sandell) by making a single repayment of US$13,750,000.

On redemption of the Convertible Note, the Company also issued to Sandell the Warrants which the Company previously agreed to issue under the Binding Letter of Intent dated 2 April 2007 and announced to ASX on 4 April 2007 consisting of:

(a)
4,000,000 Warrants (Series D Warrants) over ADSs expiring on 15 May 2012 with an exercise price of US$2.00. The issue of the Series D Warrants was previously announced to ASX on 2 January 2007 and was approved by shareholders at the general meeting of the Company held on 20 February 2007; and

(b)
4,000,000 Warrants (Series E Warrants) over ADSs expiring on 15 May 2012 with an exercise price of US$1.57 per ADS and 1,000,000 Warrants (Series F Warrants) over ADSs expiring on 15 May 2012 with an exercise price of US$1.95 per ADS.

In addition, on redemption of the Convertible Note, the Company issued to Sandell 2,341,347 Warrants (Series G Warrants) over ADSs expiring on 15 May 2012 with an exercise price of US$1.21. The Series G Warrants were issued instead of the Series B Warrants approved by shareholders at the General Meeting on 19 September 2006 as that shareholder approval is no longer effective for the purposes of Listing Rule 7.1.

No funds were raised by the issue of the Series E, Series F or Series G Warrants (Sandell Warrants), but funds will be raised if and when they are exercised. A summary of the terms of the Sandell Warrants is set out in the Appendix A to this Explanatory Memorandum.

Resolution 2 seeks shareholder ratification under Listing Rule 7.4 of the issue of the Sandell Warrants. The effect of such ratification will be that the Sandell Warrants and any Shares issued upon their exercise, will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by Listing Rule 7.1 (ie the 15% limit is "renewed" to the extent of the approval).

The Directors believe that Resolution 2 is in the best interests of the Company and its shareholders and unanimously recommend that shareholders vote in favour of it.

4.	Resolution 3 - Approval of Possible Placements of ADSs and Warrants

Resolution 3 seeks approval to issue up to an aggregate of 15,000,000 ADSs (Future Placement ADSs) to Pfizer and clients of international fund managers and broker dealers within 3 months of the date of the General Meeting, some of whom may be existing investors in the Company.

The issue price for the Future Placement ADSs will be determined by the Board in its discretion, but will be no lower than a 20% discount to the 5 day volume weighted average market price prior to allotment. By way of example, if the maximum aggregate number of 15,000,000 Future Placement ADSs were issued at an issue price of US$2.00 each, the placement would raise US$30.0 million before costs and the Future Placement ADSs issued would represent approximately 20.92% of the total undiluted capital of the Company as at the date of this Explanatory Memorandum plus the 15,000,000 Future Placement ADSs (ie 716,939,630 Ordinary Shares).

NOTICE OF GENERAL MEETING

Any Future Placement ADSs issued following this resolution may be accompanied by the issue of free attaching Warrants over ADSs (Future Placement Warrants) on a ratio which will be determined by the Board in its discretion, but will not exceed one Future Placement Warrant for every two Future Placement ADSs issued. The Future Placement Warrants will be issued with an expiry date of up to 5 years from the date of their issue with an exercise price not less than a 20% discount to the 5 day volume weighted average market price prior to allotment. By way of example, in the event that the maximum aggregate number of Future Placement ADSs is issued by the Company, the maximum aggregate number of Future Placement Warrants that may be issued by the Company in accordance with this resolution would be 7,500,000. If all those Future Placement Warrants were to be exercised at an exercise price of US$2.00 per ADS, the proceeds would be US$15.0 million representing approximately 9.47% of the Company's share capital (as at the date of this Explanatory Memorandum plus the 15,000,000 Future Placement ADSs plus the 7,500,000 ADSs arising from the exercise of those Future Placement Warrants). The key terms and conditions of these proposed Future Placement Warrants are expected to be substantially the same as the applicable terms which are set out in the Appendix B to this Explanatory Memorandum.

At the General Meeting held on 20 February 2007, shareholders approved a similar resolution to Resolution 3 for the placement of up to 15,000,000 ADSs and up to 7,500,000 Warrants. This approval required that the ADSs and free attaching Warrants be issued by 20 May 2007. As the Company did not place all of the 15,000,000 ADSs and 7,500,000 Warrants, the Company seeks a new shareholder approval so that it is able to issue ADSs and Warrants once that date has passed.

The Future Placement ADSs and Future Placement Warrants may be issued in one or more placements (Future Placements) within 3 months after the date of the General Meeting. Any Future Placement ADSs will rank equally in all respects with all other ADSs then on issue. The Company may issue Shares instead of ADSs and options to acquire Shares instead of Warrants, on terms no less favourable than the terms for Future Placement ADSs and Future Placement Warrants described above.

As announced to ASX on 4 April 2007, Pfizer has agreed to invest a further US$5 million in pSivida equity in addition to the US$5 million which it has already invested, subject to certain conditions. A portion of the Future Placement ADSs or Shares underlying the Future Placement ADSs may be allocated to Pfizer in respect of this further investment.

Funds raised by the issue of any Future Placement ADSs will be used to further progress research and development and to augment working capital requirements.

Resolution 3 seeks shareholder approval under Listing Rule 7.1 for the issue of Future Placement ADSs and any attaching Future Placement Warrants as described above. The effect of such approval will be that any Future Placement ADSs, Future Placement Warrants and any ADSs or Shares issued upon exercise of those Future Placement Warrants, will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by Listing Rule 7.1 (ie the 15% limit is "renewed" to the extent of the approval).

The Directors believe that Resolution 3 is in the best interests of the Company and its shareholders and unanimously recommend that shareholders vote in favour of it.

NOTICE OF GENERAL MEETING

5.	Undirected Proxies

The Chairman of the meeting intends to use any undirected proxies held by him to vote at the meeting in favour of each of the resolutions referred to above.

6.	Definitions

ADS means American Depositary Share (each ADS represents 10 Shares).

ASX means the Australian Securities Exchange operated by ASX Limited.

Board means the board of directors of the Company.

Company means pSivida Limited, ABN 78 009 232 026.

Corporations Act means the Corporations Act 2001 (Cth).

Depositary means Citibank, N.A. a national banking association organised under the laws of the United States of America.

Listing Rules means the Listing Rules of ASX.

Ordinary Shares or Shares means fully paid ordinary shares in the Company.

Sandell Warrants means the Series E, Series F and Series G Warrants.

Warrants means warrants to subscribe for Shares and/or ADSs.

APPENDIX A

TERMS OF THE SANDELL WARRANTS

1.
The Sandell Warrants are freely transferable (subject to restrictions imposed by U.S. securities laws), but the Company does not intend to apply for quotation of these Warrants on ASX, NASDAQ or any other exchange.

2.
The Shares to be issued on the exercise of a Sandell Warrant will be subject to an agreement with the Company's Depositary in respect of restricted ADSs and will rank equally in all respects with the Company's then existing Shares issued under the same agreement or similar agreements. The Company must apply for quotation of the Ordinary Shares underlying the ADSs issuable on exercise.

3.	The Sandell Warrants constitute options to acquire ADSs at any time on or before the fifth anniversary of the issue of the Warrants.

4.
There is a limit of 4.99% in respect of the holder of the Sandell Warrants and its affiliates’ beneficial ownership in Shares, which may prevent the holder from exercise of part of the Sandell Warrant (this limit may be changed by the holder of the Sandell Warrants but cannot exceed 9.99%).

5.	The exercise price may be adjusted in accordance with a formula which is substantially the same as the formula contained in Listing Rule 6.22.2, if there is a pro rata issue to holders of Shares.

6.	Subject to the Listing Rules, other adjustments may be made upon a bonus issue to holders of Shares or the reorganisation of the capital of the Company.

7.
If there is a fundamental transaction (such as a transaction which involves a change in control of the Company or a transfer of substantially all of its assets) the Company will use its best endeavours to procure that the successor entity assumes all of the obligations of the Company under the Sandell Warrants.

APPENDIX B

TERMS OF THE FUTURE PLACEMENT WARRANTS

1.
The Future Placement Warrants are freely transferable (subject to restrictions imposed by U.S. securities laws), but the Company does not intend to apply for quotation of these Warrants on ASX, NASDAQ or any other exchange.

2.	The Future Placement Warrants will constitute options to acquire ADSs or Shares at any time on or before the fifth anniversary of the issue of the Warrants.

3.
All Shares issued on exercise of Future Placement Warrants to acquire Shares will rank equally in all respects with the Company's then existing Shares. Where the Future Placement Warrants constitute options to acquire ADSs, the Shares to be issued on the exercise of the Future Placement Warrants may be subject to an agreement with the Company's Depositary in respect of restricted ADSs and if so will rank equally in all respects with the Company's then existing Shares issued under the same agreement or similar agreements.

4.	The Company must apply for quotation of the Shares issuable on exercise of the Future Placement Warrants, including Shares underlying any ADSs which may be issuable.

5.	The exercise price may be adjusted in accordance with a formula which is substantially the same as the formula contained in Listing Rule 6.22.2, if there is a pro rata issue to holders of Shares.

6.	Subject to the Listing Rules, other adjustments may be made upon a bonus issue to holders of Shares or the reorganisation of the capital of the Company.